Exhibit 99.1

9.	Information about the Offering and the Company

9.1	Summary Terms of the Offer

Issuer	D. Medical Industries Ltd.
Securities Offered
Up to 115,000 units. Each unit consists of ten ordinary shares of the Company, par value NIS 0.32 and ten Series 4 warrants (including an over-allotment of up to 15,000 units).

Upon consummation of the offering, the units will separate immediately and our ordinary shares and Series 4 warrants comprising the units will be issued and trade separately.

Minimum Price Per Unit	The units will be offered in a minimum price per unit of NIS 33.8 (approximately US$8.92).
Total ordinary shares outstanding immediately after this offering
 10,812,306 ordinary shares of the Company, par value NIS 0.32 each (assuming all 115,000 units are issued following the offering, which includes an over-allotment of 15,000 units). The above calculation assumes no exercise of the warrants offered in this offering.

Listing	Our ordinary shares are listed on the Tel Aviv Stock Exchange Ltd. ("TASE") and The NASDAQ Capital Market.
The Tel Aviv Stock Exchange Ltd. and NASDAQ Capital Market symbol of our ordinary shares	DMED
Total Series 4 warrants outstanding immediately after this offering	1,150,000 Series 4 warrants (assuming all 115,000 units are issued following the offering, which includes an over-allotment of 15,000 units).
Listing	Our Series 4 warrants will be listed on TASE only.
Proposed Tel Aviv Stock Exchange Ltd. symbol of our Series 4 warrants	DMED.W4
Terms of Series 4 warrants
Each Series 4 warrant shall be exercisable into one ordinary share at an exercise price equal to NIS 4.00 (approximately US$1.05). Series 4 warrants will be exercisable for 42 months from the date on which they are issued.

Use of Proceeds	General corporate purposes and business development. See also section 9.4 below.
Risk Factors	Before deciding to invest in our ordinary shares, you should carefully consider the risks related to our business, the offering and our ordinary shares. See Section 9.3 of this shelf offering report.

The number of ordinary shares to be outstanding after the offering is based on 9,662,306 ordinary shares outstanding as of January 25, 2012. The number of ordinary shares to be outstanding after this offering does not take into account as of January 25, 2012:

•	75,045 ordinary shares issuable upon the exercise of warrants that were previously issued to investors and underwriters;

•	646,216 ordinary shares issuable to employees upon the exercise of outstanding options under our 2005 Israeli Share Option Plan; and

•	1,150,000 ordinary shares issuable upon the exercise of Series 4 warranted offered in this offering.

From September 1, 2011 until the date of this shelf offering report, we issued a total of 73,148 ordinary shares in connection with a settlement reached with a prior officer of our subsidiaries, 272,652 ordinary shares in connection with an offering to YA Global Investments L.P., and 1,495,000 ordinary shares in connection with a previous public shelf offering in Israel.

9.2	Summary Consolidated Financial Data

The following tables present our summary consolidated statements of comprehensive loss for the four years ended December 31, 2010 and our summary consolidated statements of financial position for the four years as of December 31, 2010, as well as our summary consolidated statements of comprehensive loss for the six months ended June 30, 2011 and our summary consolidated statements of financial position as of June 30, 2011. Our summary consolidated statements of comprehensive loss for the three years ended December 31, 2010, and our summary consolidated statements of financial position as of December 31, 2009 and December 31, 2010 have been derived from our audited consolidated financial statements incorporated by reference into this shelf offering report. Our summary consolidated statements of comprehensive loss for the year ended December 31, 2007 and our summary consolidated statements of financial position as of December 31, 2008 and December 31, 2007, have been derived from other consolidated financial statements not included in or incorporate by reference into this prospectus. We derived the consolidated selected financial data for the six months ended June 30, 2011 and 2010, and our summary consolidated statements of financial position as of the six months ended June 30, 2011, from our unaudited condensed consolidated financial statements and related notes incorporated by reference in this shelf offering report. Our results for interim periods are not necessarily indicative of the results that may be expected for the entire year.

We prepare our consolidated financial statements in accordance with IFRS. Our audited consolidated financial statements for the year ended December 31, 2008 were our first audited consolidated financial statements that were prepared in accordance with IFRS and in compliance with IFRS 1 “First Time Adoption of International Financial Reporting Standards.” Accordingly, the transition date for implementation of IFRS on our consolidated financial statements is January 1, 2007, and the comparative numbers for the year ended December 31, 2007, were re-presented to reflect the retroactive adoption of IFRS as of the transition date. Prior to our adoption of IFRS, we prepared our consolidated financial statements in accordance with Israeli generally accepted accounting principles. Our historical results are not necessarily indicative of results to be expected in any future periods. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included in and incorporated by reference into this shelf offering report.

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented as of December 31, 2010 and as of June 30, 2011, translated using the rate of NIS 3.415 to $1.00, the representative rate of exchange as published by the Bank of Israel and as of June 30, 2011.

Consolidated Statements of Comprehensive Loss:

	Year ended December 31					Six months ended June 30,
	2010	2010	2009	2008	2007	2011	2011	2010
	Convenience translation into US$ (Note 1(c))	NIS				Convenience	NIS
							(unaudited)
	(In thousands, except per share information)
CONTINUING OPERATIONS:
Sales	370	1,264	368	—	—	246	840	1,264
Cost of sales	2,660	9,085	657	—	—	1,764	6,025	2,729

Gross loss	2,290	*7,821	289	—	—	1,518	5,185	1,465
Research and development expenses, net	4,008	13,689	13,193	**14,658	**8,759	2,327	7,946	4,053
Selling and marketing expenses	867	2,962	698	—	—	502	1,714	1,322
General and administrative expenses	2,851	9,737	5,563	**3,045	**2,720	1,797	6,137	4,489
Other (income) expenses, net	(254)	(867)	(714)	3,193	441	(67)	(228)	102

Operating loss	9,762	33,342	19,029	20,896	11,920	6,077	20,754	11,431

Finance income	(71)	(243)	(243)	(1,035)	(571)	(66)	(224)	(123)
Fair value losses (gains) on warrants at fair value through profit or loss	723	2,469	(244)	(7,950)	10,358	—	—	2,469
Finance costs	667	2,275	473	1,287	1,020	74	252	402

Finance (income) costs, net	1,319	4,501	(14)	(7,698)	10,807	8	28	2,748

LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS	11,081	37,843				6,085	20,782	14,179

DISCONTINUED OPERATION
Loss for the period from discontinued operation	2,358	8,051				1,078	3,683	7,024

LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE YEAR	13,439	45,894	19,015	13,198	22,727	7,163	24,465	21,203

ATTRIBUTABLE TO:
Owners of the parent	12,511	42,726	18,435	10,040	20,744	6,235	21,294	19,987
Minority interest	928	3,168	580	3,158	1,983	928	3,171	1,216

	13,439	45,894	19,015	13,198	22,727	7,163	24,465	21,203

LOSS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY DURING THE YEAR
Basic and Diluted	1.90	6.49	3.89	2.41	5.87	0.80	2.74	3.43

*
The 2010 amount of gross loss for the year ended on December 31, 2010 has been corrected for a typological error from our previously published financial statements included in a Form 6-K posted on April 17, 2011.

**	Reclassified (2007–75,000 NIS and 2008–147,000 NIS) in order to properly reflect the classification of shipment costs.

Consolidated Statements of Financial Position:

	Year ended December 31,					Six months ended June 30,
	2010	2010	2009	2008	2007	2011
	Convenience translation into US$ (Note 1(c))	NIS				Convenience translation into US$	NIS
						(unaudited)	(unaudited)
	(In thousands)
Cash and cash equivalents	10,273	35,085	24,388	17,503	21,645	4,371	14,926
Working capital	10,742	36,687	22,435	18,412	20,895	4,320	14,584
Intangible assets, net	3,955	13,505	14,482	11,356	6,635	2,980	10,175
Total assets	18,034	61,587	43,165	33,472	39,136	10,809	36,912
Provision for royalties to the Israeli Office of the Chief Scientist	1,533	5,236	4,048	3,193	-	1,535	5,243
Total liabilities	3,572	12,199	13,832	8,895	21,891	2,938	10,034
Accumulated losses	(54,515)	(186,168)	(143,442)	(125,007)	(114,967)	60,750	(207,462)
Total equity	14,462	49,388	29,333	24,577	17,245	7,871	26,878

Exchange Rates

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.789 to the dollar on January 25, 2012. The high and low exchange rates between the NIS and the U.S. dollar during the six months from July 2011 through December 2011 and for January 2012 (until January 25, 2012), as published by the Bank of Israel, were as follows:

Month	High	Low
January 2012 (until January 25, 2012)	1 U.S. dollar = 3.854	1 U.S. dollar = 3.775
December 2011	3.821 NIS	3.727 NIS
November 2011	3.800 NIS	3.650 NIS
October 2011	3.763 NIS	3.602 NIS
September 2011	3.725 NIS	3.574 NIS
August 2011	3.626 NIS	3.412 NIS
July 2011	3.465 NIS	3.389 NIS

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 2011 – December 31, 2011	3.758 NIS/$1
January 1, 2010 – December 31, 2010	3.730 NIS/$1
January 1, 2009 – December 31, 2009	3.933 NIS/$1
January 1, 2008 – December 31, 2008	3.588 NIS/$1
January 1, 2007 – December 31, 2007	4.108 NIS/$1

9.3	Risk Factors

Investing in our company involves a high degree of risk. You should carefully consider all of the information contained in and incorporated by reference into this shelf offering report and, in particular, the following risk factors, when deciding whether to invest in the securities being offered.  Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  If we do not successfully address any of the risks described below, our business, operating results and financial condition could be materially adversely affected and the share price of our company may decline. We cannot assure you that we will successfully address any of these risks. The risks and uncertainties described in the risk factors below are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations and our liquidity.

Risks Related to this Offering

As a new investor, you will experience immediate and substantial dilution.

Investors in this offering will immediately experience substantial dilution in net tangible book value. Because our ordinary shares have in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of NIS 1.14 per share in net tangible book value, based on an initial offering price of NIS 3.45, the minimum offering price of this offering, assuming allocation of the entire purchase price to the ordinary share component of the units and the issuance of 115,000 units (including an over-allotment of 15,000 units), and after deducting the estimated offering expenses payable by us. The above calculation assumes no exercise of the warrants offered in this offering. The exercise of outstanding options and warrants may result in further dilution.

There is no established trading market for the Series 4 warrants, which could make it more difficult for you to sell your Series 4 warrants and could affect adversely the price of your Series 4 warrants.

The Series 4 warrants constitute a new issue of securities for which no established trading market exists. Although we expect to list the Series 4 warrants on the TASE, we cannot assure you that an active or liquid trading market will develop for the Series 4 warrants being offered by this shelf offering report. The liquidity of the trading market in the Series 4 warrants, and the market price quoted for the Series 4 warrants, may be affected adversely by changes in the overall market for such types of securities, by fluctuations in the exchange rate between the NIS and the U.S. dollar, by the time remaining to the expiration of the Series 4 warrants and by changes in our financial performance or prospects or in the prospects for companies in the industry in which we operate. As a result, we cannot assure you that an active trading market will develop for the Series 4 warrants.

Although the ordinary shares and Series 4 warrants will be listed on TASE, there are restrictions on your ability to transfer or resell the ordinary shares and warrants in the U.S. without registration under applicable U.S. federal and state securities laws.

The ordinary shares and warrants offered by this shelf offering report and the ordinary shares underline such warrants are being offered and sold in Israel pursuant to exemption from registration under U.S. federal and applicable state securities laws. Therefore, you may transfer and resell the ordinary shares and warrants (including the ordinary shares underlying the warrants) in the U.S. only in a transaction registered under or exempted from registration requirements of the U.S. federal and applicable state securities laws. In addition, each person by exercising a Series 4 warrant shall be deemed declaring that such person is a resident of the State of Israel and not a U.S. person, the exercise of the option is not done on behalf of U.S. person, and that at such time, the exercise order is originated, such person is outside the United States.

Risks Related to Our Business

We have a history of losses, may incur future losses and may not achieve profitability, or may need to cease our operations if we do not get additional funding.

We have incurred net losses in each fiscal year since we commenced operations as a medical device company in late 2004. We incurred net losses of approximately NIS 24.5 million (approximately US$7.2 million) during the first six months of 2011. We incurred net losses of approximately NIS 46 million (approximately US$13.5 million) in 2010, approximately NIS 19 million (approximately US$5.6 million) in 2009 and approximately NIS 13.2 million (approximately US$3.9 million) in 2008. As of June 30, 2011, our accumulated deficit was approximately NIS 207 million (approximately US$60.7 million). (US$ numbers are based on June 30, 2011 exchange rate).

Our losses could continue for the foreseeable future as we expand our commercialization efforts for our products, increase our marketing and selling expenses and continue to invest in research and development. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability or may need to cease our operations.

We have a limited operating history and we may not succeed in generating significant revenues and becoming profitable.

Since commencing our operations as a medical device company, we have focused on the research and development of our products and have a limited operating history. We sell our Spring Universal Infusion Sets in Europe and in the US, and we commenced pilot sales of our Spring Adi pump during 2009 and 2010. We are also parties to distribution agreements in Italy, China and Mexico, where sales are pending regulatory approvals. Our other products are in various stages of research and development. We may not succeed in generating significant revenues and the future success of our business cannot be determined at this time. In addition, we have very limited experience in commercializing our products and face a number of challenges with respect to our commercialization efforts, including, among others:

•	we may not have adequate financial or other resources;
•
we may fail to obtain or maintain regulatory approvals for our products in our target markets or may face adverse regulatory or legal actions relating to our products even if regulatory approval is obtained;

•	we may not be able to manufacture our products in commercial quantities, at an adequate quality or at an acceptable cost;
•	we may not be able to establish adequate sales, marketing and distribution channels;
•	healthcare professionals and patients may not accept our products;
•	we may not be aware of possible complications from the continued use of our products since we have limited clinical experience with respect to the actual use of our products;
•	technological breakthroughs in diabetes monitoring, treatment and prevention may reduce the demand for our products;
•	changes in the market for insulin pumps, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;
•	third-party payors may not agree to reimburse providers or patients for any or all of the purchase price of our products, which may adversely affect patients’ willingness to purchase our products;
•	uncertainty as to market demand may result in inefficient pricing of our products;
•	we may fail to achieve our goals in our research and development activities;
•	we may face third party claims of intellectual property infringement; and
•	we are dependent upon the results of ongoing clinical studies relating to our products and the products of our competitors.

The occurrence of any one or more of these events may limit our ability to successfully commercialize our products, which in turn could prevent us from generating significant revenues and could harm our business, financial condition and results of operations in which case we may need to cease our operations.

We expect to derive substantially all of our revenues in the near future from sales of a few products and our inability to successfully commercialize these products, or any subsequent decline in demand for these products, could severely harm our ability to generate revenues and become profitable.

We currently rely solely on the successful commercialization of our Spring Zone Pump, Spring Universal Infusion Sets (and, when ready for commercialization, the Spring Hybrid Patch Pump) to generate revenues and, consequently, we are vulnerable to fluctuations in demand for these products.  Fluctuations in demand may be due to many factors, including, among others:

•	market acceptance of a new product, including healthcare professionals’ and patients’ preferences;

•	development of similarly cost-effective insulin pumps by our competitors;
•	development delays of our information technology platform that will allow physicians and patients to download and manage information regarding the use of our insulin pumps;
•	technological innovations in diabetes monitoring, treatment and prevention;
•	adverse medical events for patients using our products, whether actually resulting from the use of our products or not;
•	changes in regulatory policies toward insulin pumps;
•	changes in regulatory approval or clearance requirements for our products;
•	third party claims of intellectual property infringement; and
•	budget constraints of diabetes patients and the availability of reimbursement or insurance coverage from third-party payors for these products.

In addition, the demand for our Spring Universal Infusion Sets may also be adversely affected by the following factors:

•	increases in market acceptance of insulin patch pumps, which do not require infusion sets; and
•	adverse responses from certain of our competitors to the offering of our Spring Universal Infusion Sets as a generic device that is compatible with their pumps.

If we are unable to successfully commercialize our Spring Zone Pump and Spring Universal Infusion Sets, or if demand for these products declines, our business and ability to generate revenues could be severely harmed.

We will require additional funding in order to complete the commercialization of our Spring Zone Pump and Spring Universal Infusion Sets and the development and commercialization of our other products under development.

Our current operations have consumed substantial amounts of cash. We expect that we will need to continue to spend substantial amounts in order to complete the commercialization of our Spring Zone Pump and Spring Universal Infusion Sets and the development of our Spring Hybrid Patch Pump and other products that are under different stages of development. Additional financing may not be available to us on a timely basis on terms acceptable to us, or at all. In addition, any additional financing may be dilutive to our shareholders or may require us to grant a lender a security interest in our assets.

Furthermore, if adequate additional financing on acceptable terms is not available, we may not be able to commercialize our Spring Zone Pump and Spring Universal Infusion Sets at the rate we desire and we may have to delay development or commercialization of our other products. Alternatively, we may be required to license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize on our own. We also may have to reduce marketing, customer support or other resources devoted to our products. Any of these factors could harm our business, financial condition and results of operations in which case we may need to cease our operations.

If we do not effectively manage our growth, our ability to increase sales and cash flow will be limited and we may not become profitable.

We have only recently begun to commercialize our Spring Universal Infusion Sets. If the commercialization of this and our other future products is successful, our business will need to grow. Continued growth would subject us to numerous challenges, including, among others:

•	implementing appropriate operational and financial systems and controls;
•	expanding our manufacturing capacity and scaling up production;
•	expanding our sales and marketing capabilities;
•	managing our international operations effectively;
•	providing adequate training and supervision to maintain high quality standards; and
•	preserving our culture and values.

In addition, our expected growth will continue to place additional significant demands on our management and our financial and operational resources. If we are unable to manage our growth, our business, financial condition and results of operations could be harmed.

If healthcare professionals do not recommend our products to their patients, our products may not achieve market acceptance and we may not become profitable.

Diabetes patients are generally referred by their healthcare professional to a specified device and insulin pumps are usually purchased by prescription. If healthcare professionals, including physicians and diabetes educators, do not recommend or prescribe our products to their patients, our products may not achieve market acceptance and we may not become profitable. In addition, physicians have historically been slow to change their medical treatment practices because of perceived liability risks arising from the use of new products. Delayed adoption of our products by healthcare professionals could lead to a delayed adoption by patients and third-party payors. Healthcare professionals may not recommend or prescribe our products until, among others:

•	there is sufficient long-term clinical evidence to convince them to alter their existing treatment methods and device recommendations;
•	there are recommendations from other prominent physicians, diabetes educators and/or diabetes associations that our products are safe and effective;
•	we obtain favorable data from clinical studies for our products;
•	reimbursement or insurance coverage from third party payors is available; and
•	they become familiar with the complexities of an insulin pump.

We cannot predict when, if ever, healthcare professionals and patients may adopt the use of our products. Since we have only begun to commercialize our products, long-term clinical evidence is not yet available. Even if favorable data is obtained from clinical studies for our products, there can be no assurance that prominent physicians, diabetes educators and/or diabetes associations would endorse our products or that future clinical studies will continue to produce favorable data regarding our products. In addition, prolonged market experience may also be a pre-requisite to reimbursement or insurance coverage from third-party payors. If our products do not achieve an adequate level of acceptance by patients, healthcare professionals and third-party payors, we may not generate significant product revenues and we may not become profitable.

In the event that we are not successful in penetrating the markets of the BRIC countries and Mexico, we will not be able to implement a key component of our current growth strategy.

Our current growth strategy depends to a large extent on our ability to successfully commercialize our products in the BRIC countries (Brazil, Russia, India and China) and Mexico. However, we have limited experience in penetrating markets, in general, and no experience in penetrating the markets of the BRIC countries and Mexico, in particular. See “— We have a limited operating history and we may not succeed in generating significant revenues and becoming profitable.” Our ability to penetrate these markets is subject to a number of risks and uncertainties, including, among others, our ability to obtain required regulatory approvals, difficulties predicting trends and patient preferences, the potential for political and economic instability and the still evolving nature of healthcare systems. We also believe that the overall level of awareness of the clinical advantages of insulin pump therapy in these markets is low and that, in effect, we will need to create demand for our insulin pumps in these markets.

We can provide no assurance that we will be successful in increasing awareness of the clinical advantages of insulin pump therapy in these markets or creating demand for our products. Even if we succeed in increasing such awareness, diabetes patients and third-party payors may not be able to afford even a cost-effective product if the purchasing power in these markets does not increase as we expect. As a result, we may not be able to generate substantial sales of our products in these markets. If we are unable to maximize our opportunities in the BRIC countries and Mexico, our business, financial condition and results of operations could be materially adversely affected.

We face competition from numerous competitors, most of whom have longer operating histories and far greater resources than we have, which may make it more difficult for us to achieve significant market penetration in our target markets and which may allow them to introduce competing products.

The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants, particularly in the United States and Europe. Our products compete with a number of existing insulin delivery devices and other methods for the treatment of diabetes and our success depends on our ability to effectively compete in this global market. Most of our competitors are large, well-capitalized companies with significantly larger market shares and resources than we have and they are able to spend more aggressively on product development, marketing, sales and other product initiatives than we can. Medtronic MiniMed, a division of Medtronic has been the market leader in insulin pumps for many years and has a majority share of the conventional insulin pump market in the United States and Europe. Other significant suppliers in the United States are Animas Corporation, a division of Johnson & Johnson, and Roche Insulin Delivery Systems Inc., or Roche, which also holds a significant market share in Europe. Although significantly smaller in size, Insulet Corporation, or Insulet, is increasingly becoming a major participant in the medical device industry.

Many of these and other competitors have, among others:

•	significant brand name recognition;
•	established relationships with healthcare professionals, customers and third-party payors;
•	established distribution networks and channel penetration;
•	additional product lines and the ability to offer rebates or bundle products to offer higher discounts or other incentives to gain a competitive advantage; and/or
•	greater financial and human resources for product development, sales and marketing, customer support and intellectual property litigation.

Our ability to compete effectively in our market depends upon our ability to distinguish our company and our products from our competitors and their products based on various factors, including, among others:

•	product performance;
•	product pricing;
•	brand name recognition;
•	compliance with supply obligations and customer support;
•	customer retention rates;
•	intellectual property protection;
•	the success and timing of new product development and introductions; and
•	the development of successful distribution channels.

In addition, because most of our competitors have significantly greater product development resources than us, they or other well-capitalized companies may at any time develop additional products for the treatment of diabetes which could render our products obsolete or substantially reduce our revenues. For example, market participants are working to develop additional cost-effective insulin delivery methods, such as an insulin spray, which Generex Biotechnology Corp. has already launched in India, and an inhaled insulin product, which MannKind Corporation has developed. Although we believe that these products are less effective in treating diabetes and do not compete directly with insulin pump therapy, their successful launch could adversely affect the demand for our products and, consequently, our business, financial condition and results of operations.

With respect to diabetes treatment options, we also compete with multiple daily injection therapy, or MDI therapy, which utilizes substantially less expensive delivery methods than insulin therapy supported by our insulin pumps, such as insulin pen injectors and insulin syringe and needle sets. More recently, MDI therapy has been made more effective by the introduction of long-acting insulin analogs by both Sanofi-Aventis and Novo Nordisk A/S, and further improvements in the effectiveness of MDI therapy may result in fewer diabetes patients converting from MDI therapy to insulin pump therapy than we expect. In that case, sales of our products may be negatively affected and we may face pricing pressure to remain competitive with MDI therapy, either of which could adversely affect our business, financial condition and results of operations.

If we are unable to establish adequate sales, marketing and distribution channels with third parties, our business, financial condition and results of operations could be harmed.

We currently do not intend to establish a direct sales force to market and sell our products. Therefore, we must enter into arrangements with third parties to conduct sales and marketing activities on our behalf. Such arrangements usually result in lower profit margins for us compared to marketing and selling our products directly. We have recently entered into several agreements with distributors in Europe, Canada, China, Mexico and the U.S. to distribute our products and are dependent on their efforts for the successful distribution of our  Spring Universal Infusion Sets and later on our Spring Zone Pump, and other products that are still under development, in their respective markets. Some of our distributors are able to market and sell competing products, which may harm our sales and revenues. We can provide no assurance that our current or future distributors will be successful or effective in selling and marketing our products. If we fail to create effective marketing and distribution channels, our ability to generate revenue and achieve our anticipated growth could be adversely affected. Furthermore, if these distributors experience financial or other difficulties, sales of our products could be reduced, and our business, financial condition and results of operations could be harmed.

We are dependent upon third-party suppliers, which make us vulnerable to supply problems and price fluctuations.

We rely on a number of third-party suppliers to manufacture the components of our Spring Universal Infusion Sets and expect to continue to rely on such suppliers to manufacture components for our Spring Zone Pump and Spring Hybrid Patch Pump when we begin its commercialization. Although none of our third-party suppliers is a sole-source supplier, we currently do not have a second-source supplier for some of our components. We also do not have supply agreements with our third-party suppliers (other than our manufacturing contractor – UPG) and we generally make our purchases on a purchase order basis. Our third-party suppliers may encounter problems during manufacturing due to a variety of reasons, including, among others, failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunctions and environmental factors, any of which could delay or impede their ability to meet our demand for components. Our reliance on third-party suppliers also subjects us to additional risks that could harm our business, including, among others:

•	we may not be able to obtain an adequate supply of our components or products in a timely manner or on commercially reasonable terms;
•	since we are not a major customer of many of our third-party suppliers, these suppliers may prioritize other customers’ needs over ours;
•
our third-party suppliers, especially new suppliers, may make manufacturing errors that may not be detected by our quality assurance testing, which could negatively affect the efficacy or safety of our products or cause shipment delays due to such errors; and

•	our suppliers may encounter financial or other hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

In the future, we may approach alternative third-party suppliers to manufacture our components. However, we can provide no assurance that a new third-party supplier will be able to manufacture exactly the same component to our custom specifications, which may require us to redesign a product and potentially re-submit an application for clearance to the FDA and other applicable regulatory authorities. Any interruption or delay in obtaining components from our third-party suppliers, or our inability to obtain products from alternate suppliers at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competing products, which, in turn, could harm our business, financial condition and results of operations.

In addition, after we establish the manufacturing procedures for each of our products, we may also enter into contract manufacturing arrangements with third parties to manufacture and assemble complete products. In that case, we will maintain only limited in-house manufacturing capabilities with respect to such products and our contract manufacturing arrangements may subject us to risks similar to those described above for our third-party suppliers.

We have limited manufacturing capabilities and, if we are unable to scale our manufacturing operations to meet anticipated market demand, our growth could be limited and our business, financial condition and results of operations could be harmed.

We currently have limited resources, facilities and experience in commercially manufacturing sufficient quantities of our products to meet the demand we expect from our expanded commercialization efforts. We expect to face certain technical challenges as we increase manufacturing capacity, including, among others, equipment design and automation, material procurement, lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards. Furthermore, we may encounter similar or unforeseen challenges initiating and later expanding production of our new products, such as our Spring Hybrid Patch Pump. We entered into an a manufacturing and supply agreement with UPG (Suzhou) EPZ Co. Ltd., or UPG, a subsidiary of United Plastics Group, Inc., for the design and manufacturing of the disposable parts of our Spring Zone Pump, our Spring Universal Infusion Sets and our Spring Hybrid Patch Pump. On March 28, 2011, UPG has commenced the mass production of our Spring Universal Infusion Sets. The production of the consumable components of our Spring Zone Pump and our Spring Hybrid Patch Pump, when available, is expected to be launched by UPG when we commence commercialization of these products. If UPG will not supply us with the products for any reason, sales of our products could be reduced, and our business, financial condition and results of operations could be materially harmed. If we are unable to scale our manufacturing capabilities to meet market demand, our growth could be limited and our business, financial condition and results of operations could be materially harmed.

Insulin pumps are complex medical devices that require intensive training and care; any misuse of our insulin pumps could damage our reputation, subject us to product liability claims and otherwise harm our business, financial condition and results of operation.

Insulin pumps are complex medical devices that require training and care. Although our distributors are required to ensure that our products are only prescribed for diabetes patients who have been identified as capable of properly handling such devices and only after successfully completing comprehensive user training by a competent tutor, the potential for misuse of our products still exists due to their complexity. Such misuse could result in adverse medical events for patients which could damage our reputation, subject us to costly product liability litigation and otherwise harm our business, financial condition and results of operations.

Insulin pumps are automated machines susceptible to malfunction, which may result in severe adverse medical events. If manufacturers of insulin pumps are not able to reduce the occurrence of malfunctions, or if insulin pumps are perceived to be riskier than other insulin delivery devices, the market for insulin pumps may suffer and our business, financial condition and results of operations could be harmed.

Insulin pumps are automated machines susceptible to malfunction. The U.S. Food and Drug Administration, or the FDA, has recently reported that there is an increasing trend in software and hardware malfunctions in insulin pumps from several manufacturers. Since insulin pumps are used by diabetes patients who require daily intake of insulin in order to control their blood glucose levels, malfunctions in the operation of insulin pumps could result in improper blood glucose levels and lead to severe adverse medical events and even death. The FDA has examined nearly 17,000 reports of health and other problems related to insulin pumps from 2006 through 2009. Although the reports do not prove a device caused a particular problem, such reports could result in a perception among diabetes patients that insulin pumps are riskier than other insulin delivery devices. In addition, in April 2010, the FDA raised the requirements for approval of insulin infusion pumps and related supplies. The impact has been an increase in the requirement for clinical studies and usability testing for insulin pump therapy. The FDA has indicated in the past that it may undertake additional investigation and may require additional data and information from insulin pump manufacturers when filing adverse event reports about potential insulin pump problems. In order to obtain additional data, the FDA could impose additional requirements or require additional testing of insulin pumps prior to approving or clearing the devices for use or for ensuring their continuing commercial availability. If manufacturers of insulin pumps are not able to reduce the occurrence of malfunctions or if insulin pumps are perceived to be riskier than other insulin delivery devices, the market for insulin pumps may suffer and our business, financial condition and results of operations could be harmed.

Our clinical experience to date may not have revealed certain potential long-term complications from our products, which could subject us to product liability claims if our products malfunction in the future.

Our clinical trials have been limited to relatively few patients over a relatively short period of time. For example, the durability of our Spring Zone Pump, which includes technology that is new and sophisticated and is expected to operate properly over a period of four years, has not been tested over an actual period of four years but rather by an accelerated lab study. In addition, we have a limited history of the use of our products and our customer base is not wide. Therefore, we have a limited ability to discover in advance problems and/or inefficiencies concerning our products and we cannot assure you that their long-term use would not result in unanticipated complications. Furthermore, the interim results from our current pre-clinical studies and clinical trials may not be indicative of the clinical results obtained when we examine the patients at later dates. If unanticipated long-term side-effects result from the use of our products, or if our products do not function as expected over time, we could be subject to liability claims and our products would not be widely adopted.

Our products under development may not achieve market acceptance, which could adversely affect our opportunities for growth.

We consider our Spring Hybrid Patch Pump to be an evolution of our Spring Zone Pump and currently plan to base our U.S. market penetration and our next generation insulin pumps on this device. If our Spring Hybrid Patch Pump does not achieve market acceptance in the United States and elsewhere, our growth and ability to generate significant revenues could be limited. Our Spring Hybrid Patch Pump may not achieve market acceptance for a number of reasons, including, among others:

•	market acceptance of a new product may be slow;
•	healthcare professionals and patients may prefer existing or other new products;
•
technological innovations in diabetes monitoring, treatment and prevention could limit the advantages presented by our Spring Hybrid Patch Pump and/or could change the market for diabetes treatment such that the demand for insulin pump therapy is reduced;

•	adverse medical events for patients using our products, whether actually resulting from the use of our products or not, could limit demand for our Spring Hybrid Patch Pump;
•	changes in regulatory policies toward insulin patch pumps could limit our ability to market our Spring Hybrid Patch Pump in certain markets;
•	third party claims of intellectual property infringement could require us to change our products or could otherwise adversely affect our ability to successfully penetrate the market; and
•	budget constraints of diabetes patients and the availability of reimbursement or insurance coverage from third-party payors could limit demand for insulin pump therapy

In addition, we are continuing our research and development efforts for MEMS technology pumps, continuous glucose monitoring system and a dual chamber device that includes two liquids in the same pump (the "Devices"). If we are unable to complete the development of these Devices, obtain required approvals or clearances and/or successfully commercialize them, our anticipated growth and development could be hindered. The successful development of these products subjects us to a number of challenges, including, among others:

•	technological challenges related to the development of the Devices, which we may not be able to overcome;
•
receipt of FDA and other international regulatory approval, clearance or registration for the Devices replacement to current technologies, which, to our knowledge, has not been granted in any jurisdiction to date;

•	patients may not recognize the benefits of the Devices and may be unwilling to change their current treatment regimens;
•	the invasive nature of the Devices compared to current technologies. ;
•	costs of disposables required for the Devices compared to current technologies, which could prove significant if reimbursement by third-party payors is not available;
•	technological challenges , which we may not be able to overcome;
•	receipt of FDA and other international regulatory approval, clearance or registration for our Devices;
•	the need to continually improve and upgrade a first-generation device and our ability to compile long-term clinical data; or
•	continued development of, or our ability to gain access to, the algorithms on which the development of the Devices depends.

Substantially most of our operations are currently conducted at a single location near Haifa, Israel and any disruption at our facility could harm our business, financial condition and results of operations.

Substantially all of our operations are conducted at a single location near Haifa, Israel. We take precautions to safeguard our facility, including obtaining insurance coverage and implementing health and safety protocols and off-site storage of computer data and part of our raw materials. However, a natural or other disaster, such as a fire or flood or an armed conflict involving Israel, could damage or destroy our facility and our manufacturing equipment or inventory, cause substantial delays in our operations and otherwise cause us to incur additional unanticipated expenses. In addition, the insurance we maintain against fires, floods and other natural disasters may not be adequate to cover our losses in any particular case. Furthermore, we may not be reimbursed for losses resulting from armed conflicts or terrorist attacks in Israel. With or without insurance, damage to our facility, our other property or to any of our suppliers, whether located in Israel or elsewhere, due to fire, a natural disaster or casualty event or an armed conflict, could materially adversely affect our business, financial condition and results of operations. See also “—Risks Related to Our Operations in Israel—Conditions in Israel could harm our business, financial condition and results of operations.”

We engage a third party service provider to develop and later manage our information technology platform, which would allow healthcare professionals and patients to download and manage the data logs from our insulin pumps. If the development of this information technology platform is not successful or completed in a timely manner, or if we do not manage the personal and health information we compile in accordance with government regulations, market acceptance of our products could be limited and we may be subject to regulatory sanctions.

We engage a third party service provider to develop and later manage the information technology platform for our insulin pumps, which would allow healthcare professionals and patients to download and manage the data logs from our insulin pumps. This information technology platform is preferred by physicians who need to review, monitor and adjust the diabetes treatment of their patients based on the performance of their respective insulin pumps. An information technology platform helps physicians and patients review, analyze, and evaluate historical blood glucose test results, insulin dosages, and carbohydrate intake data. Recording and analyzing this information over time can enable an effective diabetes management program and improve a patient’s glucose control, and is therefore viewed as an important feature of an insulin pump. To our knowledge, most of our competitors’ products already offer this functionality. We cannot currently estimate when we will be able to engage a third party service provider to develop an information technology platform for our insulin pumps or when we will be able to offer it to physicians and patients using our products. If the development of our information technology platform is not successful or completed in a timely manner, market acceptance of our insulin pumps may be limited due to the importance of this feature.

After the third-party service provider has completed the development of our information technology platform, we expect that it will also manage the platform’s operation and continue to upgrade its performance. This information technology platform is expected to hold personal and health information of a patient. The confidentiality of such information is generally protected by government regulations, which prescribe civil and criminal liabilities if violated. If our information technology platform does not properly protect patient information, demand for our products could be harmed and we may be subject to civil and criminal sanctions, which could materially adversely affect our business, financial condition and results of operations. See also “—Risks Related to Our Industry Regulation and Pricing—If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and damage our reputation or otherwise materially adversely affect our business, financial condition and results of operations.”

We intend to sell our products worldwide and, if we are unable to manage our international operations, our business, financial condition and results of operations could be harmed.

Our headquarters and most of operations and employees are located in Israel but we intend to market our products globally. Accordingly, we are subject to risks associated with global operations and our international sales and operations will require significant management attention and financial resources. In addition, our international sales and operations will subject us to risks inherent in international business activities, many of which are beyond our control and include, among others:

•	foreign certification, registration and other regulatory requirements;
•	customs clearance and shipping delays;
•	import and export controls;
•	trade restrictions (mostly in Arab countries);
•	multiple and possibly overlapping tax structures;
•	difficulty forecasting the results of our international operations and managing our inventory due to our reliance on third-party distributors;
•	differing laws and regulations, business and clinical practices, third-party payor reimbursement policies and patient preferences;
•	differing intellectual property protection among countries;
•	difficulties staffing and managing our international operations;
•	difficulties in penetrating markets in which our competitors’ products are more established;
•	currency exchange rate fluctuations; and
•	political and economic instability, war or acts of terrorism.

If we are unable to manage our international operations effectively, our business, financial condition and results of operations could be harmed.

Technological breakthroughs in diabetes monitoring, treatment or prevention could reduce the demand for our insulin pumps; if we are unable to successfully complete the development and commercialization of our combined continuous glucose monitoring and insulin pump device, we could be at a competitive disadvantage.

Diabetes treatment is subject to rapid technological change and product innovation. Our ability to become and remain competitive depends in large part upon our ability to develop and market cost-effective new products and technologies that meet diabetes patients’ needs in a timely manner. A number of companies, including existing pharmaceutical companies and medical researchers, are pursuing new insulin delivery devices, delivery technologies, sensing technologies, procedures, drugs and other therapies for monitoring, treating and/or preventing insulin-dependent diabetes. Successful developments by our competitors or others could reduce the demand for our insulin pumps. Furthermore, if we are unable to successfully complete the development of our continuous glucose monitoring system and a device that will host both our insulin pump and continuous glucose monitoring system on one patch, we may be at a competitive disadvantage and our business, financial condition and results of operations could be harmed.

Consolidation in the healthcare industry could materially adversely affect our future revenues and operating income.

The medical device industry has experienced a significant amount of consolidation resulting in increased competition and pricing pressures. In addition, group purchasing organizations and integrated health delivery networks have served to concentrate purchasing decisions for some customers, which has placed additional pricing pressure on medical device manufacturers and suppliers. Further consolidation in the industry and concentrated purchasing decisions could exert additional pressure on the prices of our products and could harm our future revenues and operating income.

We may be subject to product liability lawsuits, which could result in expensive and time-consuming litigation, payment of substantial damages, and an increase in our insurance rates.

If our current or future products are found to be defectively designed, manufactured or labeled, or contain defective components or are misused, or if someone claims any of the foregoing, whether or not meritorious, we may become subject to substantial and costly litigation. Any misuse of our devices or failure to adhere to the operating guidelines of our insulin pumps and our insulin infusion sets could cause significant harm to patients, including death. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability claims. Such claims could divert management’s attention from day-to-day responsibilities, be expensive to defend and result in sizable damage awards against us. We maintain product liability insurance to protect against these risks, but we may not have sufficient insurance coverage for all future product liability claims. Any such claims brought against us, whether or not meritorious, could increase our product liability insurance rates or prevent us from securing continuing coverage at reasonable rates, or at all, could damage our reputation in the industry and could reduce our revenues. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, which could harm our business, financial condition and results of operations.

We depend on third parties to manage our pre-clinical and clinical studies and trials and to perform related data collection and analysis and, as a result, we may face costs and delays that are outside of our control.

Development of medical devices includes pre-clinical studies and, to the extent required by regulatory authorities, clinical trials. We rely on third parties, including clinical investigators and clinical sites, to manage our pre-clinical studies and clinical trials and to perform related data collection and analysis. Although we have contractual arrangements with these third parties, we may not be able to control the amount and timing of resources that these parties devote to our studies and trials. If these third parties fail to properly manage our studies and trials, we will be unable to complete them, which could prevent us from obtaining regulatory approvals for our products or achieving market acceptance of our products.

Our business is subject to complex environmental legislation that may increase our costs and our risk of noncompliance.

Our research and development and manufacturing processes involve the handling of potentially harmful hazardous materials. We are subject to local laws and regulations governing the use, handling, storage and disposal of these materials, and we incur expenses related to compliance with these laws and regulations. If we are found to have violated environmental, health and safety laws, whether as a result of human error, equipment failure or other causes, we could be held liable for damages, penalties and costs of remedial actions which could materially adversely affect our business, financial condition and results of operations. In the future, we could be subject to additional environmental requirements or existing environmental laws could become more stringent, which may impose greater compliance costs and increasing risks and penalties associated with violations. For example, changes to, or restrictions on, permitting requirements or processes, hazardous or biological material storage or handling might require an unplanned capital investment or relocation. If we fail to comply with existing or new environmental laws or regulations, our business, financial condition and results of operations could be harmed.

We may engage in future acquisitions that could disrupt our business, divert management attention, increase our expenses or otherwise harm our business, financial condition and results of operations.

In the future, we may acquire complementary businesses, products, technologies or other assets. If we elect to engage in future acquisitions, we may not strengthen our competitive position or achieve any of our intended goals or synergies with respect to any such acquisition. In addition, any such acquisition may be viewed negatively by our customers, financial markets or investors. Furthermore, any such acquisition could pose challenges with respect to the integration of personnel, technologies and operations from the acquired businesses and in the retention and motivation of key personnel from such businesses. Acquisitions may also disrupt our ongoing operations, divert management’s attention from day-to-day responsibilities, increase our expenses and otherwise harm our business, financial condition and results of operations.

We can provide no assurance that we will be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in a timely manner or that we will not discover a material weakness with respect to our internal control over financial reporting under Israeli and U.S. laws.

Pursuant to Section 404 of the Sarbanes-Oxley Act, beginning with our annual report for the year ending December 31, 2011, our management is required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and, provided we are an accelerated or larger accelerated filer, our auditors will be required to deliver an attestation report on management’s assessment of, and the operating effectiveness of, our internal control over financial reporting.

We cannot be certain that all material weaknesses will be revealed and corrected or that additional material weaknesses will not be identified in the future in connection with our compliance with these requirements. The existence of one or more material weaknesses would preclude a conclusion by our management that we maintain effective internal control over financial reporting. If we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if we or our independent registered public accounting firm identify and report a material weakness, it may affect the reliability of our internal control over financial reporting.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

As a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and ‘‘short-swing’’ profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, there may be less information publicly available concerning us than there is for U.S. public companies.

Adverse changes in general economic conditions in all major markets could harm us.

We are subject to the risks arising from adverse changes in general economic market conditions. The world economy remains extremely sluggish as it seeks to recover from a severe recession and unprecedented economic turmoil in recent years. This turmoil and the uncertainty about future economic conditions could materially adversely affect our current and prospective customers, the financial ability of health insurers to pay claims and our ability to finance our operations. This turmoil and the uncertainty about future economic conditions could also cause delays or other problems with key suppliers and increase the risk of counterparty failures. We cannot predict the timing, strength or duration of this severe global economic downturn or of any subsequent recovery. Healthcare spending in the United States and elsewhere has been, and is expected to continue to be, negatively affected by these recessionary trends. Since the sale of our products is generally dependent on the availability of third-party reimbursement and normally requires the patient to make a significant co-payment, the impact of the recession on our potential customers may reduce the desirability of our products.

In addition, the severe recession has impacted the financial stability of many private health insurers. As a result, it has been reported that some insurers are scrutinizing claims more rigorously and delaying or denying reimbursement for new products. Since we hope to obtain third-party reimbursement for our products, we may be harmed by these changes.

For other factors that could adversely affect healthcare spending and the medical device industry, see “—Risks Related to Our Industry Regulation and Pricing—Healthcare reform legislation in the United States and elsewhere could adversely affect our revenue and financial condition.”

The failure to attract and retain qualified personnel could harm our business, financial condition and results of operations.

Our success depends in large part on our ability to continue to attract, retain and motivate qualified engineers and other highly skilled technical personnel. We may be unable to continue to attract and retain sufficient numbers of highly skilled employees, including for our key managerial positions, which could harm our business, financial condition and results of operations.

Risks Related to Our Industry Regulation and Pricing

We conduct business in a heavily regulated industry and if we fail to comply with applicable laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

The healthcare industry is subject to extensive laws and regulations relating to:

•	quality and safety of medical equipment and services;
•	billing for services;
•	financial relationships with physicians and other referral sources, such as diabetes educators;
•	inducements and courtesies being given to patients;
•	confidentiality, maintenance and security issues associated with medical records and individually identifiable health information;
•	false claims;
•	professional licensing; and
•	labeling and packaging of products and language and content of instructions for use.

These laws and regulations are extremely complex, can vary by country, and, in some cases, are still evolving. In many countries, the healthcare industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations.

We believe that we currently are in compliance with all applicable healthcare industry regulations and laws of the countries in which we operate, but regulatory authorities that enforce the various statutes may determine that we are currently, or in the future may be, violating these laws and we may need to restructure some of our operations.

In the European Economic Association, or the EEA, the advertising and promotion of our products is subject to EEA Member States laws implementing the Directive 93/42/EEC concerning Medical Devices, or the Medical Devices Directive, the Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. These laws may restrict the advertising and promotion of our products to the general public and may also impose limitations on our promotional activities with healthcare professionals.

We intend to eventually commence commercial operations in the United States and will then be subject to, among others, Medicare and Medicaid laws, the federal anti-kickback law, the Stark law, and similar state laws, which prohibit payments that are intended to induce physicians or other healthcare professionals either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws could constrain our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or for items or services that were not provided as claimed. Because we may provide some coding and billing information to purchasers of our products, and because we cannot be certain that the U.S. government will regard any billing errors that may be made as inadvertent, these laws are potentially applicable to us. In addition, these laws may apply to us because we intend to provide reimbursement to healthcare professionals for training patients on the use of our products. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance, which can be substantial. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and/or be costly to respond to, either of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, healthcare laws and regulations may change significantly in the future. We try to monitor these developments through our distributors, who are contractually obligated to inform us of all relevant developments. Any new healthcare laws or regulations could restrict our operations or otherwise harm our business, financial condition and results of operations.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and damage our reputation or otherwise materially adversely affect our business, financial condition and results of operations.

Our insulin pumps accumulate data regarding the patient’s use of the pump. We intend to develop an information technology platform that will allow a patient and his or her physician to download and manage the patient’s information, including health information and personally identifiable information. Countries in which we currently operate or intend to operate in the near future prescribe a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In the EEA, the use, handling, disclosure and processing of patient health-related personal data is strictly regulated by EEA Member State laws implementing Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the EU Data Protection Directive. In the United States, the U.S. Department of Health and Human Services promulgated privacy and security rules under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, HIPAA). These privacy and security rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information, limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose requiring appropriate physical, administrative and technical safeguards and requiring notification of security breaches. Moreover, we may be subject to similar privacy and security protection laws and regulations in various states in the United States and in the other countries in which we intend to operate in the near future. Some of these countries have broad patient privacy protections, while others may regulate the protection of medical information more narrowly or may not have specific laws and regulations addressing patient privacy protections at all. For example, in the Russian Federation, the Law on Fundamentals of the Civic Health Protection, or the Civic Health Law, provides for the special medical secrecy regime. Under this regime, medical records, diagnoses and other personal information obtained in connection with patient examination or treatment, including the mere fact of a patient seeking medical attention, may not be generally disclosed. In addition, personal information is subject to general safe-keeping rules prescribed by the Federal Law on Personal Data. In Brazil, Resolution 196/1996 of the Brazilian Council of Health governs patient privacy protections in clinical research, including the confidentiality of patients’ identity, image, privacy and personal information. In India, the right to privacy is recognized by the Indian Constitution, and the specific right to medical privacy is governed by the Indian Medical Council and similar laws that require the confidentiality of patient information and prohibit disclosure except in certain enumerated circumstances. In Mexico, patient identity and health information is protected under the Clinical Records Official Regulation and the Federal Law for the Protection of Personal Data in Possession of the Private Sector, which allow the disclosure of patient health information to third parties only in very limited circumstances and protect the confidentiality of personal data, including health information. In China the law recognizes, for the first time, the right to privacy, although the scope of such right has yet to be defined. Specifically, the law requires medical institutions and staff to maintain the privacy of their patients’ medical information.

If we are found to be in violation of the privacy or security rules under the laws of any of these jurisdictions, we or our employees could be subject to civil or criminal penalties, which would increase our liabilities and damage our reputation or otherwise harm our business, financial condition and results of operations.

If we fail to obtain and maintain necessary regulatory clearances for our products and indications in our target markets, if clearances for future products and indications are delayed or not issued, or if there are regulatory changes in our existing or future target markets, our commercial operations could be harmed.

Our products are medical devices subject to extensive regulations which are meant to assure their safety, effectiveness and compliance with applicable consumer laws. If we fail to obtain and maintain these regulatory approvals or clearances, our ability to sell our products and generate revenues will be materially harmed.

These laws and regulations relate to the design, development, testing, manufacturing, storage, labeling, packaging, content and language of the instructions for use of the device, sale, promotion, distribution, importing and exporting, shipping, post-sale surveillance and recall from our products’ markets, and all countries in which we intend to sell our products apply some form of regulations of this kind. Most notably, we must comply with the Medical Devices Directive and are subject to extensive regulation in the United States by the FDA and other federal, state and local authorities. Devices that comply with the requirements of the Medical Devices Directive are entitled to bear the CE conformity mark, or the CE Mark, indicating that the device meets minimum standards of performance, safety and quality (i.e., the essential requirements) and, accordingly, can be commercially distributed throughout the EEA and Turkey and other countries outside Europe that have accepted the CE marking as a certification of efficiency and safety of medical devices. To obtain a CE Mark for the types of medical devices that we manufacture we must implement a quality management system, or QMS, and create a Technical File demonstrating compliance with the requirements of the Medical Devices Directive. The QMS and Technical File must be audited by a third-party assessing body, or a notified body, who, if the audit is successful, will issue an EC Certificate. We must then draw up a Declaration of Conformity stating that our products conform to the type described in the EC Certificate and with the provisions of the Medical Devices Directive, and must affix the CE Mark to all of our products marketed in the EEA.

The Medical Devices Directive has been recently amended by Directive 2007/47/EC whose provisions had to be adopted by the EU Member States by March 21, 2010. Directive 2007/47/EC has strengthened the EEA’s conformity assessment and post-marketing surveillance procedures. The European Commission is also currently reviewing the medical devices legislative framework with the aim of simplifying it and ensuring a more uniform application of the provisions contained in the Directives across the EEA.

Furthermore, since we intend to distribute our products in the BRIC countries and Mexico, we will also have to obtain the necessary regulatory approvals, registrations or certifications for marketing and distribution in these countries. Moreover, in some countries, including Brazil, Russia, and China, approvals, registrations or certifications are only valid for a limited period of time after which we must file re-registrations or seek renewal. The regulatory frameworks for marketing and distributing medical devices in these jurisdictions are complex, and we cannot assure you that we will ultimately be granted or able to maintain the necessary approvals, registrations or certifications to market and distribute our products there. Furthermore, the laws in a number of the BRIC countries may change significantly in the future. We are aware of proposed legislation in several of these countries which, if enacted, could affect the regulation of our products in those countries.

Our first generation Spring Adi Pump received FDA 510(k) clearance on June 8, 2008, CE Mark certification on November 21, 2007 and an Amar Approval on November 11, 2008. Our Spring Universal Infusion Sets and the first version of the Spring Hybrid Patch Pump received CE Mark certification on March 20, 2009 and September 1, 2009, respectively. On April 28, 2011, we received a 510(k) clearance for our Spring Universal Infusion Sets. We also received a limited Amar approval, for the use in three medical centers in Israel, and a certificate of free sale in Israel for the Spring Universal Infusion Sets on November 4, 2009. On January 11, 2012, Spring Health Solution has received a CE Mark approval of its Spring Zone Insulin Delivery System, which is expected to replace our first generation Spring ADI insulin pump. We are currently in the process of obtaining an Amar approval for the sale and distribution of the Spring Universal Infusion Sets in Israel. We are also currently in the process of applying for regulatory approvals in Mexico and China with respect to our Spring Zone Pump and Spring Universal Infusion Sets. Compliance with the requirements of the European Union or approval or clearance by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. If we fail to obtain the necessary regulatory approvals or clearances in countries where we intend to distribute our products, our commercial operations could be harmed. For additional information regarding the regulatory requirements applicable to us, see “Item 4B. Business Overview—Health, Regulatory, Environment and Pricing” of our annual report on Form 20-F/A for the fiscal year ended December 31, 2010.

We expect to eventually generate a portion of our revenues from sales of our products in the United States. Before a new medical device, or a new use of, or claim for, an existing product can be introduced into commercial distribution in the United States, it must first receive either 510(k) clearance or premarket approval, or PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, the FDA must only demonstrate that the proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to provide scientific evidence that the product is safe and effective for its intended use. The PMA application is based, primarily on the data obtained in clinical trials. Both of these processes can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can last longer. The PMA pathway is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. Since no precedent for FDA approval of a continuous glucose monitoring system as a replacement for single-point finger stick devices has been established, we may be required to obtain premarket approval for our continuous glucose monitoring and insulin pump device. We cannot assure you that the FDA will not demand that we obtain a PMA for our continuous glucose monitoring system or some of our other future products or that we will be able to obtain the 510(k) clearance for our Spring Hybrid Patch Pump.

The FDA can delay, limit or deny approval of an application for many reasons, including, among others:

•	we may not be able to demonstrate to the FDA’s satisfaction that our products are safe for their intended users;
•	the data from our pre-clinical studies and clinical trials may be insufficient to support approval;
•	the manufacturing process or facilities we use may not meet applicable requirements; and
•	changes in FDA approval policies or the adoption of new regulations may require additional data.

We may not obtain the necessary regulatory approvals to market our combined continuous glucose monitoring system and insulin pump device in the United States or elsewhere. Even if approved, our combined device may not be approved for the indications that are necessary or desirable for successful commercialization. Any delay in, or failure to receive or maintain, approval for our products under development could prevent us from generating revenue from these products or achieving profitability.

Even after we receive regulatory clearances, regulators can potentially revoke such clearances.

Even after we receive required clearances or approvals, our clearances can be revoked if safety or effectiveness problems develop or if we modify any of our products in a manner that would significantly affect their safety or effectiveness or that would constitute a major change in their intended use. We may not be able to obtain additional regulatory clearances for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future regulatory clearances or approvals may result in recalls of the modified products, may require us to stop marketing the modified products, and could adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn could harm our revenue and future profitability.

If the relevant regulatory agency disagrees with our assessments and requires new regulatory clearances or approvals for modifications, we may be required to recall and to stop marketing the modified devices. Although we have complied with the requirements of the Medical Devices Directive and our products being commercialized are CE marked, the regulations implementing and enforcing the Medical Devices Directive are drafted individually in each Member State of the EEA, which sometimes interprets the provisions of the Medical Devices Directive differently. This can mean that complying with the regulations of one Member State does not automatically guarantee compliance in others, and it does not ensure against interference from other competent authorities.

We are subject to annual audits by a notified body under the Medical Devices Directive. During this audit, the notified body examines the maintenance and implementation of our quality control system, device post marketing feedback and any changes or modifications made to the products. In addition, we must also comply with the Medical Device Vigilance System, which is intended to improve the protection of health and safety of patients, users and others by reducing the likelihood of reoccurrence of incidents related to the use of a medical device. Under this system, incidents (which are defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient, or user or of other persons or to a serious deterioration in their state of health) are evaluated and, where appropriate, information is disseminated between the national health authorities of the EEA in the form of a National Competent Authority Report, or NCAR. The Medical Device Vigilance System is also intended to facilitate a direct early and harmonized implementation of Field Safety Corrective Actions, or FSCAs, across the Member States where the device is in use. An FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An FSCA may include device recall, modification, exchange, or destruction. FSCAs must be notified by the manufacturer as its legal representative to its customers and/or the end users of the device.

In the United States, we will also be subject to numerous post-marketing regulatory requirements, which include quality system regulations related to the manufacturing of our devices, labeling regulations and medical device reporting regulations that require us to report to the FDA if our devices cause or contribute to a death or serious injury or malfunction in a way that would likely cause or contribute to a death or serious injury. Our products and/or their use will also be subject to state regulations, which are, in many instances, in flux. Changes in state regulations may impede sales. We cannot predict the impact or effect of future legislation or regulations at the federal or state levels.

In the United States, the FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements or to take satisfactory corrective action in response to an adverse inspection by the FDA could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;
•	repair, replacement, refund, recall or seizure of our products;
•	issuing an import alert to block entry of products the FDA has reason to believe violate applicable regulatory requirements;
•	operating restrictions or partial suspension or total shutdown of production;
•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses, or modifications to existing products;
•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and
•	criminal prosecution.

We believe that most of the countries where we intend to distribute our products apply some form of regulations and enforcement measures of this kind. For example, in Brazil we are required to implement a Quality Management System in compliance with Brazil’s Good Manufacturing Practices, or B-GMPs, and beginning in May 2010, the Brazilian regulatory authority, Agência Nacional De Vigilância Sanitária, or ANVISA, will perform worldwide, on-site inspections at the manufacturer’s facilities for manufacturers of Class III and IV devices and issue GMP compliance certificates. These GMP compliance certificates must be renewed every two years although companies may complete a “self-inspection” process provided that no non-conformities have been found and no incidents have been reported during intermediate years between inspections which are anticipated to occur every four years. In Mexico, our devices will also be required to comply with mandatory labeling standards, as well as the requirements of the Mexican technovigilance system, including adverse event reporting. Failure to comply with the applicable regulatory requirements in any country in which we intend to market our product could result in enforcement measures, including the rescission or withdrawal of our approvals, registrations or clearances.

If any one of these events were to occur, our business, financial condition and results of operations could be materially adversely affected.

Additionally, the manufacturing of our products must occur in a highly controlled and clean environment to minimize particles and other yield- and quality-limiting contaminants from contaminating our products. Weaknesses in process control or minute impurities in materials may cause a substantial percentage of defective products in a lot. If we are unable to maintain stringent quality controls, or if contamination problems arise, our commercialization efforts could be delayed and our ability to meet market demand could be seriously hindered, which could have a material adverse effect on our business, financial conditions and results of operations.

We may not be able to maintain our ISO 13485 certification or comply with quality assurance standards

We operate pursuant to a quality assurance system that meets the requirements of ISO 13485, which is an internationally recognized quality standard designed to ensure that medical device manufacturers have the necessary comprehensive management systems in place to safely design, develop, manufacture and distribute medical devices in the European Union. It is a regulatory requirement of the European Union’s Medical Device Directive and an important step toward attaining European CE Mark approval. We may fail to maintain our ISO 13485 certification in the future due to changes in the standard. We may also not be able to comply with quality assurance standards in other countries in which we operate. If we are unable to maintain and comply with quality assurance standard requirements, our commercialization efforts could be delayed and that may have a material adverse effect on our business, financial conditions and results of operations.

Our current or future products are subject to recalls even after receiving regulatory clearances, which could damage our reputation and have a material adverse effect on our business, financial condition and results of operations.

The FDA and similar governmental bodies in other countries have the authority to require the recall of our current or future products if we, our component suppliers, or, in the future, our contract manufacturers, fail to comply with relevant regulations pertaining to the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products, or if new information is obtained concerning the safety or efficacy of these products. Any recall of our products could materially disrupt our operations and materially adversely affect our results of operations. A government-mandated recall could occur, for example, if a regulatory body finds that there is a reasonable probability that the device would cause serious, adverse health consequences or death. In the EEA, Member State authorities can take interim measures ordering the withdrawal of devices from the market or prohibiting or restricting their introduction to the market if they consider that when correctly installed, maintained and used for their intended purpose, the devices may compromise the health and/or safety of patients, users or other persons. A voluntary recall of any of our products by us could occur as a result of manufacturing defects, labeling deficiencies, packaging defects or other failures to comply with applicable regulations. Any recall of our products would divert our management’s attention and financial resources and damage our reputation with customers. A recall involving our Spring Zone Pump or our Spring Universal Infusion Sets would be particularly harmful to our business, financial condition and results of operations because we currently rely on them as our only source of revenue from operations.

If we are unable to successfully complete pre-clinical studies or clinical trials with respect to our products in development, we may be unable to receive regulatory approvals or clearances for these products and/or our ability to achieve market acceptance of our products will be harmed.

Development of medical devices includes pre-clinical studies and, to the extent required by regulatory authorities, clinical trials, which can be long, expensive and uncertain processes, subject to delays and failure at any stage. In addition, the data obtained from the studies and trials may be inadequate to support regulatory clearances or approvals or to allow market acceptance of the products being studied. Our combined continuous glucose monitoring and insulin pump is currently undergoing pre-clinical studies and we expect that it will have to undergo a clinical trial. The commencement or completion of any of our pre-clinical studies or trials may be delayed or halted, or be inadequate to support regulatory clearance or product acceptance, for numerous reasons, including, among others:

•	patients do not enroll in the clinical trial at the rate we expect;
•	patients do not comply with trial protocols;
•	patient follow-up is not at the rate we expect;
•	patients experience adverse side effects;
•	patients die during a clinical trial, even though their death may not be related to our products;
•	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;
•	institutional review boards, or IRBs, ethics committees and third-party clinical investigators may delay or reject our trial protocol;
•
third-party clinical investigators decline to participate in a study or trial or do not perform a study or trial on our anticipated schedule or consistent with the investigator agreements, study or trial protocol, good clinical practices or other FDA or IRBs, ethics committees, or any other applicable requirements;

•	third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the study or trial protocol or investigational or statistical plans;
•	regulatory inspections of our studies, trials or manufacturing facilities may, among others, require us to undertake corrective action or suspend or terminate our studies or clinical trials;
•	changes in governmental regulations or administrative actions;
•	the interim or final results of the study or clinical trial are inconclusive or unfavorable as to safety or efficacy; and
•	a regulatory agency concludes that our trial design is inadequate to demonstrate safety and efficacy.

The results of pre-clinical studies do not necessarily predict future clinical trial results, and predecessor clinical trial results may not be repeated in subsequent clinical trials. Additionally, the FDA, EEA, or other regulatory entities may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to demonstrate safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay the clearance or approval of our products. The data we collect from our current clinical trials, our pre-clinical studies and other clinical trials may not be sufficient to support regulatory clearance or approval.

Failure to secure or retain adequate coverage or reimbursement for our products by third-party payors could harm our business, financial condition and results of operations.

We expect that sales of our products will be limited unless a substantial portion of the sales price of the products is paid for by third-party payors, including governmental agencies, private insurance companies, health maintenance organizations, preferred provider organizations and other managed care providers. Although the costs of insulin pump therapy and supplies are generally reimbursable in high-income countries, we may need to meet certain requirements to have our products covered and/or may have to agree to a net sales price lower than the net sales price we might otherwise charge. Our initial dependence on the commercial success of our insulin pumps makes us particularly susceptible to any cost containment or price reduction efforts. In addition, in some foreign markets, pricing and profitability of medical devices are subject to government control. Furthermore, there can be no assurance that third-party reimbursement and coverage will be available or adequate in either Europe, the BRIC countries, Mexico, Israel, the United States or any other international market, or that future legislation, regulation or reimbursement policies of third-party payors will not otherwise negatively affect the demand for our existing products or products under development. We believe that in the future reimbursement will be subject to increased restrictions in the United States and in other international markets. Healthcare market initiatives may lead third-party payors to decline or reduce reimbursement for the products. We further believe that the overall escalating cost of medical products and services will continue to lead to increased pressures on the healthcare industry, both domestically and internationally, to reduce the cost of products and services, including our current products and products under development.

Moreover, compliance with administrative procedures or requirements of third-party payors may result in delays in processing approvals by those payors for patients to obtain coverage for the use of our products.

Healthcare reform legislation in the United States and elsewhere could harm our revenues and financial condition.

From time to time, the U.S. Congress and other foreign legislative bodies consider legislation that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of a device. In addition, regulations and regulatory guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or if regulations, guidance or interpretations will be changed, and what the impact of such changes, if any, may be.

In recent years, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for, the availability of, and reimbursement for, healthcare services in the United States. These initiatives have ranged from proposals to fundamentally change federal and state healthcare reimbursement programs, including providing comprehensive healthcare coverage to the public under governmental funded programs, to minor modifications to existing programs.

In March 2010, President Obama signed one of the most significant healthcare reform measures in decades. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or, collectively, the PPACA, substantially changes the way healthcare is delivered and financed in the United States by both governmental and private insurers, and significantly impacts the medical device industry. The comprehensive $940 billion overhaul is expected to extend coverage to approximately 32 million previously uninsured Americans.

We anticipate the PPACA will significantly affect how the healthcare industry operates in relation to Medicare, Medicaid and the insurance industry. The PPACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse enforcement, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare and Medicaid payment for performance initiatives and improvements to the physician quality reporting system and feedback program. There can be no assurance that the PPACA will not harm our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform would affect our business.

One effect of the PPACA is the establishment of an excise tax on the medical device industry. The law would impose on taxable medical devices a tax equal to 2.3% of the price for which the device is sold for devices sold after December 31, 2012. The PPACA also creates a new nonprofit corporation known as the “Patient-Centered Outcomes Research Institute” to assess the comparative effectiveness of therapeutic products, including medical devices. It is unclear what impact the excise tax proposal or the comparative effectiveness analysis would have on our products or our financial results. The PPACA will also require that medical device manufacturers make certain disclosures relating to financial relationships with physicians, including ownership interests, service contracts, license agreements and royalty agreements. These reforms may harm our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our success and ability to compete depends in large part upon our ability to protect our intellectual property. We have submitted several patent applications in various countries, usually including the United States, the European Community, Israel and Canada, with respect to the features and processes on which the novelty of our products depends. We face several risks and uncertainties in connection with our intellectual property rights, including, among others:

•	pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us;
•	any issued patents may be challenged, invalidated or legally circumvented by third parties;
•	our patents may not be upheld as valid and enforceable or prevent the development of competitive products;
•	for a variety of reasons, we may decide not to file for patent protection; and
•
the laws of certain countries in which we intend to sell our products, including China, may not protect our intellectual property rights to the same extent as the laws of the United States, Europe or Israel.

Consequently, our competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete effectively. In addition, competitors could attempt to develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be materially adversely affected.

In addition, we intend to  build and strengthen our brand name “Spring” and believe that by doing so, we will be more successful in marketing our products. We have applied to register “Spring” as our trademark in the European Union and in the United States.

Our efforts to protect our intellectual property may be less effective in some countries where intellectual property rights are not as well protected as in the United States.

The laws of some countries do not protect proprietary rights to the same degree as the laws of the United States and there is a risk that our ability to protect our proprietary rights may not be adequate in these countries. Many companies have encountered significant problems in protecting their proprietary rights against copying or infringement in such countries, some of which are countries in which we intend to sell our products. In particular, the application of laws governing intellectual property rights in China is uncertain and evolving and could involve substantial risks to us. If we are unable to adequately protect our intellectual property rights in China, our attempts to penetrate the Chinese market may be harmed. In addition, our competitors in China and these other countries may independently develop similar technology or duplicate our products, even if unauthorized, which could potentially reduce our sales in these countries and harm our business, financial condition and results of operations.

The steps we have taken to protect our intellectual property may not be adequate, which could have a material adverse effect on our ability to compete in the market.

In addition to patents, we rely on confidentiality, non-compete, non-disclosure and assignment of inventions provisions, as appropriate, with our employees, consultants and, to some extent, our distributors, to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our intellectual property from unauthorized disclosure, third-party infringement or misappropriation, for the following reasons:

•	the agreements may be breached, may not provide the scope of protection we believe they provide or may be determined to be unenforceable;
•	we may have inadequate remedies for any breach;
•	trade secrets and other proprietary information could be disclosed to our competitors; or
•	others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

Specifically with respect to non-compete agreements, under current U.S. and Israeli law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us.

If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it could harm our ability to protect our rights and could have a material adverse effect on our business, financial condition and results of operations.

Third-party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could negatively affect our future business and financial performance.

Substantial litigation over intellectual property rights exists in the medical device industry. We expect that we may be subject to third-party infringement claims as our revenues increase, the number of competitors grows and the functionality of products and technology in different industry segments converges. Third parties may currently have, or may eventually be issued, patents on which our current or future products or technologies may infringe. We are aware of certain patents and patent applications owned by our competitors that cover different aspects of insulin infusion and the related devices. Any of these third parties might make a claim of infringement against us. We also have the option of using a generic inserter. Any litigation with respect to this letter or otherwise, regardless of its outcome, would likely result in the expenditure of significant financial resources and the diversion of management’s time and resources. In addition, litigation in which we are accused of infringement may cause negative publicity, adversely impact prospective customers, cause product shipment delays, prohibit us from manufacturing, marketing or selling our current or future products, require us to develop non-infringing technology, make substantial payments to third parties or enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology in a timely and cost-effective manner, our ability to generate significant revenues may be substantially harmed and we could be exposed to significant liability. A court could enter orders that temporarily, preliminarily or permanently enjoin us or our customers from making, using, selling, offering to sell or importing our current or future products, or could enter an order mandating that we undertake certain remedial activities. Claims that we have misappropriated the confidential information or trade secrets of third parties can similarly harm our reputation, business, financial condition or results of operations.

We may also become involved in litigation in connection with our brand name rights. We do not know whether others will assert that our brand name infringes their trademark rights. In addition, names we choose for our products may be claimed to infringe names held by others. If we have to change the names we use, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would harm our ability to compete in the market.

We rely on patents to protect a portion of our intellectual property and our competitive position. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in the medical device industry are generally uncertain. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Any lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns, and the outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. In addition, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, including attorney fees, if any, may not be commercially valuable. The occurrence of any of these events could harm our business, financial condition and results of operations.

Risks Related to Our Operations in Israel

Pursuant to the terms of the government grants we have received for research and development expenditures through the Office of the Chief Scientist, we are obligated to pay certain royalties to the Israeli government from sales of our products, which affects our results of operations. Such conditions may also limit our ability to transfer and license our know-how and technology outside of Israel, or manufacture our products outsider of Israel. In addition, the amount of royalties will increase if we decide to manufacture our products abroad or transfer technologies outside of Israel, which could negatively affect our cost of production or future transactions with respect to our products. If we fail to comply with the conditions of the grants, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

We have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, for the financing of a portion of our research and development expenditures in Israel pursuant to the Encouragement of Industrial Research and Development Law 5744-1984, or the Research and Development Law. Under the Research and Development Law, royalties on the revenues derived from sales of products (and related services) developed (in all or in part) according to, or as a result of, the Office of the Chief Scientist funded plans are payable to the Israeli government, at annual rates which are determined under the Encouragement of Industrial Research and Development Regulations (Rate of Royalties and Rules for the Payment thereof), 1996, or the R&D Regulations, up to the aggregate amount of the grants received by the Office of the Chief Scientist, plus annual interest (as defined in the R&D Regulations). As of June 30, 2011, provision for royalties to the Office of the Chief Scientist was NIS 5,678 thousand (approximately US$ 1,663 thousand, based on June 30, 2011 exchange rate) including accrued interest. Payment of royalties will affect our results of operations.

Any intellectual property developed using the Office of the Chief Scientist funds must be fully and originally owned by the Israeli company which received such funds. The Research and Development Law restricts the ability to transfer abroad know-how funded by the Office of the Chief Scientist. Transfer of such know-how to a foreign entity requires prior Office of the Chief Scientist approval and is subject to payment of a redemption fee to the Office of the Chief Scientist calculated according to formulas provided under the Research and Development Law. The Research and Development Law discusses two know how transfers scenarios, namely (i) the sale of the know-how as part of an asset sale whereby the company's activity remains in Israel and (ii) the sale of the know-how within the scope of a sale of the company that as a result of which, the company ceases to be a corporation incorporated in Israel. The formula for calculating the redemption fee in the event of sale of the company whereby the company ceases to exist as an Israeli entity is based on the ratio between the aggregate amounts of the Office of the Chief Scientist grants to total amount of investment in the company less the financial assets multiplied by the sale price of the company. According to a recent Amendment to the Research and Development Law dated January 6, 2011, a new formula for calculating the redemption fee in the event of sale of the company will enter into force subject to promulgation of certain regulations that shall set the maximum amounts for the increased Office of the Chief Scientist redemption fees. The new formula will be based, in general, on the ratio between the aggregate Office of the Chief Scientist grants received by the company, to the company's aggregate R&D expenses less the financial assets, multiplied by the sale price of the company.

In addition, we recently entered into a definitive agreement with UPG, for the manufacture and supply of the consumable components of the Spring Zone Pump, the Spring Universal Infusion Sets and, when available, the Spring Hybrid Patch Pump. Under the Research and Development Law, products developed as a result of research and development activities funded by the Office of Chief Scientist, must, as a general matter, be manufactured in Israel. Manufacturing of products abroad, as well as the transfer of technologies outside of Israel, require the prior approval of the Office of the Chief Scientist and will result in an increase of the amount owed to the Israeli government by the recipient of the grants and the rate of royalty repayment. The transfer of no more than 10% of the manufacturing capacity in the aggregate is exempt under the Research and Development Law from obtaining the prior approval of the Office of the Chief Scientist. A company requesting funds from the Office of the Chief Scientist, also has the option of declaring in its grant application an intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval. In the event that manufacturing is transferred to a third party abroad, the increase in the amount owed to the Israeli government depends on the volume of manufacturing expected to be performed outside of Israel. If less than 50% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 120% of the grant received; if more than 50% but less than 90% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 150% of the grant received; and if more than 90% of the manufacturing activity is performed outside of Israel, the amount owed will increase to 300% of the grant received (all linked to the U.S. dollar plus annual interest, as defined in the R&D Regulations).

We obtained an approval from the Office of Chief Scientist for the manufacturing of the consumable components of the Spring Zone Pump, the Spring Universal Infusion Sets and, when available, the Spring Hybrid Patch Pump, by UPG in China. Following such approval (provided that we are granted with the approval), we may be required to pay royalties in excess of the grants provided to us, the amount of which depends on the manufacturing volume that is performed outside of Israel.  Royalties owed after manufacturing is transferred to a third party abroad are payable out of sales of the products for which the applicable grants were received at a rate equal to the ratio between the amounts of the grants received by Spring Health Solutions and the total amount of grants received plus our investment in the approved plans of Spring Health Solutions, as determined by an accountant of the Industrial Research and Development Administration (the body administering the Research and Development Law). Since the rate of royalty payment is dependent upon the volume of sales of the products for which the applicable grants were received, the timeframe for royalty payments is not set. However, as required under the Research and Development Law, we are required to analyze and file a report with the Office of the Chief Scientist regarding the volume of sales every six months until full payment of royalties owed. Royalties from sales reported on such semi-annual reports are required to be paid to the Israeli government on the date we submit the reports. Such liability, as well as the liability resulting from the limitations on the transfer of technology outside of Israel, could negatively affect our cost of production, our ability to outsource or transfer development or manufacturing activities, or any sale or ability to sell or engage in other possible transactions that we may want to consummate with respect to our technology. Furthermore, if we fail to obtain the approval for the manufacturing of the consumable components of the Spring Zone Pump, the Spring Universal Infusion Sets and, when available, the Spring Hybrid Patch Pump, by UPG in China, or to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties. If we transfer know how and technology outside of Israel without obtaining the approval of the Office of Chief Scientist, we may also be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of the Office of Chief Scientist grants and may further accelerate them in the future. These restrictions on transferring technologies and/or manufacturing outside of Israel continue to apply even after we have repaid any grants, in whole or in part.

Exchange rate fluctuations may decrease our earnings if we are not able to hedge our currency exchange risks successfully.

We expect that a majority of our revenues will be denominated in currencies other than the NIS. However, a significant portion of our costs, including personnel and some marketing and facilities expenses, are incurred in NIS. If the other currencies affecting our operations decline in value in relation to the NIS, it will become more expensive for us to fund our operations in Israel. Historically, we have not engaged in hedging transactions since we only recently commenced sales of our products in currencies other than the NIS. In the future, if we do not successfully engage in hedging transactions, our results of operations may be subject to losses from fluctuations in foreign currency exchange rates.

Risks Related to Our Ordinary Shares

Our shares are listed for trade on more than one stock exchange, and this may result in price variations.

Our ordinary shares are listed for trading on NASDAQ and on the Tel Aviv Stock Exchange, or TASE. This may result in price variations. Our ordinary shares are traded on these markets in different currencies, U.S. dollars on NASDAQ and New Israeli Shekels on the TASE. These markets have different opening times and close on different days. Different trading times and differences in exchange rates, among other factors, may result in our shares being traded at a price differential on these two markets. In addition, market influences in one market may influence the price at which our shares are traded on the other.

The market price of our ordinary shares may be affected by a limited trading volume and may fluctuate significantly.

In August 2010, we registered our ordinary shares on The NASDAQ Capital Market, and there has been a limited public market for our ordinary shares since. There can be no assurance that an active trading market for our ordinary shares will develop. The NASDAQ Capital Market provides limited liquidity as compared to The NASDAQ Global Market or other national exchanges. An absence of an active trading market could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance. The lack of an active trading market in the United States may also result in the loss of research coverage by any securities analysts that may cover our company in the future. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our ordinary shares in the United States.

We are controlled by a small number of existing shareholders, who may make decisions with which you may disagree.

Three of our shareholders are parties to a voting agreement pursuant to which they vote together on matters brought before meetings of our shareholders. Consequently, these shareholders’ holdings are aggregated and they are deemed beneficial holders of approximately 12.3% of our outstanding ordinary shares as of December 31, 2011. These shareholders, who also serve as directors of the Company, may exercise significant influence over our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, approve or reject mergers or other business combination transactions, raise future capital and amend our articles of association. The interests of these shareholders may differ from the interests of our other shareholders. In addition, subject to a tag-along right among themselves, these shareholders are not prohibited from selling a controlling interest in us to a third party. Furthermore, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company. For a more detailed description of the voting agreement, see “Item 7B. Related Party Transactions” of our annual report on Form 20-F/A for the fiscal year ended December 31, 2010.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our ordinary shares or their outlook on our industry as a whole adversely, our ordinary share price and trading volume could decline.

The trading market for our ordinary shares is influenced by research reports and opinions that securities or industry analysts publish about our business and our industry as a whole. We are not currently covered by Israeli or U.S. analysts. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If no analysts commence coverage of us or if one or more analysts covering us cease to cover us or fail to publish reports in a regular manner, we could have limited visibility in the U.S. financial markets, which could cause a significant and prolonged decline in the price of our ordinary shares due to lack of investor awareness.

In the event that we do not obtain analyst coverage, or if in the future one or more analysts downgrade our ordinary shares or comment negatively about our prospects, the prospects of other companies operating in our industry or the overall outlook of our industry as a whole, the price of our ordinary shares could decline significantly.

Additional financing may result in dilution to our shareholders.

We will need to raise additional funds in the future to finance our growth, to make acquisitions or for other reasons. See “—Risks Related to Our Business—We will require additional funding in order to complete the commercialization of our Spring Zone Pump and Spring Universal Infusion Sets and the development and commercialization of our other products under development.” Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest and the newly issued securities may have rights senior to those of the holders of our ordinary shares. Alternatively, if we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully commercialize our products, continue our research and development operations or develop or enhance our products through acquisitions or otherwise in order to take advantage of business opportunities or respond to competitive pressures, which could have a material adverse effect on our business, financial condition and results of operations.

Future sales of our ordinary shares could reduce our stock price.

A substantial number of ordinary shares held by our current shareholders or issuable upon exercise of options and warrants are eligible for future sale in the public market, and may be sold in a registered offering under the Securities Act of 1933, as amended, or the Securities Act, or pursuant to an exemption from registration.

We may experience significant fluctuations in our quarterly results of operations, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.

Fluctuations in our quarterly results of operations may result from numerous factors, including, among others:

•	our commercialization efforts and market acceptance of our products;
•	the performance of our third-party distributors;
•	our ability to manufacture our products efficiently;
•	practices of third-party payors with respect to reimbursement for our current or future products;
•	timing of regulatory approvals and clearances and our ability to maintain any such approvals and clearances;
•	our ability to develop, introduce and deploy new products and product enhancements that meet customer requirements in a timely manner;
•	changes to applicable federal, state, local and international laws or regulations;
•	changes to our effective tax rates;
•	delays in, or failures of, deliveries by our suppliers;
•	delays in shipping;
•	our ability to access capital and control expenses;
•	new product introductions by our competitors;
•	changes in our pricing and distribution terms or those of our competitors;
•	timing of research and development expenditures; and
•	market conditions in the diabetes medical devices industry and the global economy as a whole.

These factors, some of which are not within our control, may cause the trading price of our ordinary shares to fluctuate substantially. In particular, if our quarterly results of operations fail to meet or exceed the expectations of securities analysts or investors, the trading price of our ordinary shares could drop suddenly and significantly. In addition, since we have only recently begun to commercialize our products, we believe that future quarterly comparisons of our financial results will not necessarily be meaningful and should not be relied upon as an indication of our future performance.

The trading price of our ordinary shares may continue to be volatile.

The trading price of our ordinary shares on The NASDAQ and the TASE has been volatile and we expect that it will continue to be so. The trading price of our ordinary shares may be affected by a number of factors, including, among others:

•	our failure to maintain and increase production capacity and reduce per unit production costs;
•	regulatory approvals in the BRIC countries and Mexico;
•	changes in the availability of third-party reimbursement in the United States or other countries;
•	the volume and timing of orders for our products;
•	developments in administrative proceedings or litigation related to intellectual property rights;
•	the issuance of patents to us or our competitors;
•	the announcement of new products or product enhancements by us or our competitors;
•	the announcement of technological or medical innovations in the treatment or diagnosis of diabetes;
•	changes in governmental regulations or in the status of our regulatory approvals or applications;
•	developments in our industry;
•	the publication of clinical studies relating to our products or a competitor’s product;
•	quarterly variations in our or our competitors’ results of operations;
•	changes in earnings estimates or recommendations by securities analysts; and
•	general market conditions.

The above market and industry factors could have a material adverse effect on the trading price of our ordinary shares, regardless of our actual operating performance. Furthermore, certain historical fluctuations in the trading price of our ordinary shares on the TASE have been unrelated or disproportionate to our operating performance. Market volatility reached unprecedented levels in the second half of 2008, resulting in the bankruptcy or acquisition of, or government assistance to, several major U.S. and international financial institutions and a material decline in global economic conditions. In particular, the U.S. equity markets experienced significant price and volume fluctuations that have affected the trading prices of equity securities of many medical device and technology companies. For example, during the period from September 2008 to March 2009, the trading price of our ordinary shares on the TASE experienced significant volatility, with the closing price ranging from NIS 32.80 on September 2, 2008 to NIS 8.224 on December 29, 2008. Also, on April 1, 2010 the closing price was NIS 45.472 and went down to NIS 10.85 on June 16, 2011. Continued uncertainty regarding global economic conditions could continue to cause the trading price of our ordinary shares to be volatile.

We do not expect to pay dividends, and any return on investment may be limited to the value of our ordinary shares.

We have never declared and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Our board of directors has discretion to declare and pay dividends on our ordinary shares and will make any determination to do so on a number of factors, including, among others, our earnings, financial condition and other business and economic factors that our board of directors may deem relevant. In addition, we may only pay dividends in any fiscal year out of “profits” (as defined by the Companies Law), provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if the trading price of our ordinary shares appreciates.

Risks Related to Taxation

If at any time we are treated as a passive foreign investment company, or PFIC, under U.S. federal income tax laws, our U.S. shareholders may be subject to adverse tax consequences.

We would be classified as a PFIC for U.S. federal income tax purposes, for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of our subsidiaries, either at least 75% of our gross income is “passive income,” or on average at least 50% of the gross value of our assets is attributable to assets that produce passive income or are held for the production of passive income.

Based on our structure and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2011. However, there can be no assurance that the U.S. Internal Revenue Service, or IRS, will not successfully challenge our position or that we will not become a PFIC in a future taxable year since PFIC status is tested each year and depends on our assets and income in such year. If we are classified as a PFIC at any time that a U.S. Holder (as defined in “Item 10E. Taxation—United States Federal Income Tax Considerations” of our annual report on Form 20-F/A for the fiscal year ended December 31, 2010) holds our ordinary shares, such holder could be subject to additional taxes and a special interest charge in respect of gain realized from the sale or other disposition of our ordinary shares and upon the receipt of “excess distributions” (as defined in the United States Internal Revenue Code of 1986, as amended, or the Code). In addition, special U.S. federal income tax reporting requirements will apply.

Each U.S. Holder should consult its own tax advisor concerning the U.S. federal income tax consequences of holding our ordinary shares if we were a PFIC in any taxable year in light of such holder’s particular circumstances.

9.4	Use of Proceeds

We are offering up to 115,000 units (including an over-allotment of 15,000 units), each unit consists of ten ordinary shares and ten Series 4 warrants. The offering price per unit will be determined by an auction process as detailed in Section 2 of this shelf offering report. There is no assurance that we will sell the maximum number of units or that we will sell any units at all. Assuming a sale of 115,000 units offered for sale in this offering and assuming an offering price per unit of NIS 33.8 (approximately US$8.92), which is the minimum offering price of this offering, we estimate that the net proceeds from the sale of 115,000 units (including an over-allotment of 15,000 units) in this offering will be approximately NIS 3.43 million after deducting estimated offering expenses payable by us.

The estimated proceeds above are the immediate proceeds of the offering, and do not include any proceeds that may be received from exercise of Series 4 warrants in the future. Such exercise is not guaranteed, and we will not receive any warrant proceeds unless, and to the extent that, warrants are exercised.

We currently intend to use the net proceeds from any offering for general corporate purposes and for our business.

The amounts and timing of our use of proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations, and the rate of growth, if any, of our business. As a result, our management will have broad discretion in the allocation of the net proceeds of this offering for any purpose, and investors will be relying on the judgment of our management with regard to the use of these net proceeds. In addition, at our management's discretion, we may use a portion of the net proceeds to pursue acquisitions, joint ventures and other strategic transactions.

 Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in interest-bearing and investment-grade securities.

9.5	Dilution

Our net tangible book value as of June 30, 2011, was approximately NIS 16,703 thousand, or approximately NIS 2.14 per ordinary share. Net tangible book value per share is equal to total assets minus the sum of total liabilities and intangible assets divided by the total number of shares outstanding.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of units in this offering and the net tangible book value per ordinary share immediately after completion of this offering. After giving effect to the sale of 1,150,000 ordinary shares in this offering (which includes an over-allotment of 150,000 ordinary shares) at the offering price of NIS 3.38 per share, the minimum offering price of this offering (assuming allocation of the entire purchase price to the ordinary share component of the units), and after deducting the estimated offering expenses, our net tangible book value as of June 30, 2011, would have been NIS 20,137 thousand, or NIS 2.24 per share. This amount represents an immediate increase in net tangible book value to existing shareholders of NIS 0.10 per share and an immediate dilution in net tangible book value of NIS 1.14 per share to the investors in this offering, as illustrated in the following table:

Offering price per ordinary share		NIS 3.38
Net tangible book value per share as of June 30, 2011	NIS 2.14
Increase in net tangible book value per share after giving effect to this offering	NIS 0.10

Pro forma net tangible book value per share as of June 30, 2011		NIS2.24

Dilution in net tangible book value per share to new investors		NIS1.14

This table assumes no exercise of outstanding options and no exercise of the warrants offered in this offering. To the extent that options or warrants are exercised, there will be further dilution to new investors.

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of the offering is subject to adjustment based on the actual offering price and terms of this offering.

9.6	Capitalization and Indebtedness

The following table sets forth our consolidated cash and capitalization, in NIS and US dollars, at June 30, 2011 on actual basis and an as adjusted basis to reflect the issuance of 1,150,000 ordinary shares (which includes an over-allotment of 150,000 ordinary shares) and 1,150,000 Series 4 warrants in this offering (which includes an over-allotment of 150,000 Series 4 warrants). This table should be read in conjunction with our financial statements and the notes thereto included in and incorporated by reference into this shelf offering report.

	As of June 30, 2011
	(Unaudited)
	Actual		As adjusted
	NIS	US$	NIS	US$
	(In thousands)
Equity attributable to owners of D. Medical:

Ordinary shares of NIS 0.32 par value: 312,500,000 ordinary shares authorized; 7,821,506 ordinary shares issued and outstanding, actual; 8,971,506, ordinary shares issued and outstanding, adjusted;	2,563	750	2,931	858
Share premium and other reserves	228,423	66,888	230,447	67,480
Warrants and equity portion of convertible debt	3,048	893	3,048	893
Accumulated loss	(207,462)	(60,750)	(207,462)	(60,750)

Equity attributable to owners of D. Medical:	26,572	7,781	28,964	8,481
Non controlling interest	306	90	306	90

Total capitalization	26,878	7,871	29,270	8,571

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at therepresentative exchange rate prevailing at June 30, 2011 (NIS 3.415=$1.00), as published by the Bank of Israel.

(2)
 The number of shares of ordinary shares to be outstanding after the offering is based on 7,821,506 ordinary shares outstanding as of June 30, 2011. The number of ordinary shares to be outstanding after this offering does  not take into account as June 30, 2011:

•	233,204 ordinary shares issuable upon the exercise of warrants that were previously given to investors and underwriters;

•	652,507 ordinary shares issuable to employees upon the exercise of outstanding options under our 2005 Israeli Share Option Plan; and

•	1,150,000 ordinary shares issuable upon the exercise of Series 4 warranted offered in this offering.

9.7	Price Range of Ordinary Shares

Our ordinary shares are listed and traded on The NASDAQ Capital Market and on TASE under the symbol “DMED”. We have applied to list the Series 4 warrants offered in this offering on TASE.

For the month of January 2012, the daily reported sale prices of our ordinary shares on The NASDAQ Capital Market ranged from a high of US$ 1.5 to a low of US$ 0.91 per ordinary share, and, on TASE, from a high of NIS 6.10 to a low of NIS 3.44 per ordinary share.

For the fourth quarter of 2011, the daily reported sale prices of our ordinary shares on The NASDAQ Capital Market ranged from a high of US$ 2.60 to a low of US$1.54 per ordinary share, and, on TASE, from a high of NIS 8.40 to a low of NIS 6.03 per ordinary share.

For the month of December 2011, the daily reported sale prices of our ordinary shares on The NASDAQ Capital Market ranged from a high of US$2.04 to a low of US$1.54 per ordinary share, and, on TASE, from a high of NIS 7.38 to a low of NIS 6.03 per ordinary share.

For the month of November 2011, the daily reported sale prices of our ordinary shares on The NASDAQ Capital Market ranged from a high of US$2.30 to a low of US$1.65 per ordinary share, and, on TASE, from a high of NIS 8.15 to a low of NIS 6.55 per ordinary share.

For the month of October 2011, the daily reported sale prices of our ordinary shares on The NASDAQ Capital Market ranged from a high of US$2.60 to a low of US$1.68 per ordinary share, and, on TASE, from a high of NIS 8.40 to a low of NIS 6.55 per ordinary share.

For the month of September 2011, the daily reported sale prices of our ordinary shares on The NASDAQ Capital Market ranged from a high of US$2.77 to a low of US$1.63 per ordinary share, and, on TASE, from a high of NIS 8.99 to a low of NIS 6.66 per ordinary share.

For the third quarter of 2011, the daily reported sale prices of our ordinary shares on The NASDAQ Capital Market ranged from a high of US$4.57 to a low of US$1.63 per ordinary share, and, on TASE, from a high of NIS 14.60 to a low of NIS 6.66 per ordinary share.

For more information on the price range of our ordinary shares see Section 4.10 of the Shelf Prospectus.

9.8	Expenses of the Offering

The aggregate amount that we will pay for consulting fees, underwriting fees and other expenses in connection with this offering is approximately NIS 450 thousand.

15.9	Incorporation of Certain Information by Reference

We are allowed to "incorporate by reference" the information we file with the Israel Securities Authority ("ISA") on the Magna system, which means that we can disclose important information to you by referring to those documents. Information incorporated by reference is considered to be part of this shelf offering report. We incorporate by reference the documents listed below:

(A)	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the ISA on the Magna system on June 13, 2011, as amended by Amendment No.1 filed on October 26, 2011.

(B)
Our reports on Form 6-K filed with the ISA on the Magna system on June 13, 2011 (regarding our 2011 first quarter results), on June 26, 2011 (regarding Spring Health Solution's CE Mark Approval application), on July 3, 2011 (regarding the addendum to the NextGen Sale Agreement), on July 5, 2011 (regarding a non-binding letter of intent with Dex Medical, Canada's largest distributor of diabetes care products), on July 11, 2011 (a Notice of Annual Meeting of Shareholders), on August 2, 2011 (regarding the distribution agreement with RGH Enterprises, Inc.), on August 3, 2011 (regarding the completion of the NextGen Sale Agreement), on August 7, 2011 (regarding the results of our annual general meeting), on August 15, 2011 (regarding an amendment to the SEDA Agreement), on August 31, 2011 (regarding our 2011 second quarter results), on September 2, 2011 (regarding the filing of a shelf prospectus with the SEC), on September 7, 2011 (regarding performance improvement program), on September 8, 2011 (regarding rights attached to our securities), on September 11, 2011 (regarding the filing of a shelf prospectus in Israel), on September 13, 2011 (regarding the reception of a registration certificate from Israel’s Ministry of Health for the Company's Spring Universal Infusion Sets), on September 18, 2011 (regarding the filing of a lawsuit against the Company by a minority shareholder and a director of the Company's subsidiary, Spring-Set Health Solutions Ltd.), on September 21, 2011 (regarding the issuance of a new U.S. Patent), October 4, 2011 (regarding a court decision that concludes a lawsuit filed against the Company and its subsidiaries), October 6, 2011 (regarding the non-exclusive distribution agreement with Doubek Medical Supply Inc), on November 3, 2011 (including June 30, 2011 financial statements; Management Discussion and Analysis of Financial Condition and Results of Operations and regarding other updates on the business of the Company), on November 21, 2011 (regarding out 2011 third quarter results), on November 28, 2011 (regarding the approval of a U.S. patent), on December 5, 2011 (regarding the SEDA advance notice and the distribution agreement with Agile Edge Technologies), on December 20, 2011 (regarding a shelf offering report in Israel), on December 27, 2011 (regarding the second SEDA amendment), on January 3, 2012 (regarding the termination of engagement of the Company's COO), on January 4, 2012 (regarding the listing of the Spring Universal Infusion Set in the 2012 Consumer Guide), on January 11, 2012 (regarding the Spring Zone CE Mark Approval), on January 17, 2012 (regarding the results of a shelf offering in Israel and regarding the further expansion of the Company's U.S Distribution Network for Spring Universal Infusion Sets), and on January 25, 2012 (regarding the non-exclusive distribution agreement with Solara Medical Supplies Inc.).

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this shelf offering report, you should rely on the statements made in the most recent document. All information appearing in this shelf offering report is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

You may obtain a copy of any or all of these filings at no cost, by writing or telephoning us at the following address: D. Medical Industries Ltd., 3 Ha’Sadna St., Tirat Carmel 39032, Israel, telephone: +972 (73) 250-7100, Attn: Mr. Amir Loberman.

Our ordinary shares are listed on TASE. However, because our ordinary shares are also listed on The NASDAQ, we are exempt from certain of the reporting obligations specified in Chapter Six of the Israel Securities Law, 1968, that would otherwise be applicable to a company traded on TASE, provided that a copy of each report submitted in accordance with applicable United States law or NASDAQ rules is filed with the Israel Securities Authority, TASE and the Israeli Companies Registrar within the time specified under Israeli law.

9.10	Legal Matters

Certain legal matters with respect to this offering are being passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.